1701 Market Street Philadelphia, PA 19103-2921 215.963.5000 Fax: 215.963.5001	Morgan, Lewis & Bockius LLP Counselors at Law
Sofia A. Rosala
Associate
215.963.5701
May 21, 2009
Kevin Rupert
Division of Investment Company Regulation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Response letter to comments on Schwab Capital Trust N-14 (File No. 333-158246)
Dear Mr. Rupert:
This letter responds to our telephone conversation on April 9, 2009, during which you provided comments regarding Schwab Capital Trust’s (the “Trust”) registration statement on Form N-14, filed with the Commission on March 27, 2009, related to the reorganization of the Schwab Retirement Income Fund (the “Acquired Fund” or “Retirement Income Fund”) into the Schwab Monthly Income Fund – Enhanced Payout (the “Surviving Fund” or “Monthly Income Fund” and, together with the Acquired Fund, the “Funds”), each a series of the Trust. Your comments and our responses to your comments are set forth below. I note that capitalized terms in this correspondence have the same meaning as in the registration statement.
1.	Comment: Please state in your response letter whether Acquired Fund shareholders had notice of the fact that the Acquired Fund could be reorganized without a vote of shareholders.

Response: The Trust’s Form N-1A Statement of Additional Information and Agreement and Declaration of Trust, which is an exhibit to the Trust’s Form N-1A registration statements, provides Acquired Fund shareholders notice of the Trust’s ability to reorganize the Acquired Fund without a vote of shareholders.

2.	Comment: Please add disclosure informing Acquired Fund shareholders that, if they do not wish to participate in the Reorganization, they may redeem their shares at any time prior to the Reorganization. Please also inform shareholders that such redemption could have adverse tax consequences.

Response: We have added disclosure to the Prospectus/Information Statement consistent with your request.

May 21, 2009

3.	Comment: Please add disclose to the Prospectus/Information Statement informing Acquired Fund shareholders that the Surviving Fund has more discretion than the Acquired Fund in determining its asset allocation.

Response: We have added disclosure to the Prospectus/Information Statement consistent with your request.

4.	Comment: Please confirm in the response letter that the fee waiver agreements reflected in the fee table have been filed with the Commission.

Response: The Surviving Fund’s fee waiver agreement was filed as Exhibit (6)(c)(3) of Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14 (File No. 333-157214), filed with the Commission on March 17, 2009. The Acquired Fund’s fee waiver agreement was filed as Exhibit (6)(c)(2) of Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14 (File No. 333-157214), filed with the Commission on March 17, 2009.

5.	Comment: Please explain in your response letter the difference in the amount of the Pro Forma Combined Monthly Income Fund’s Other Expenses and the Monthly Income Fund’s Other Expenses.

Response: The difference in the “Other Expenses” is attributable to the fact that the Reorganization is expected to result in an increase in the Surviving Fund’s assets, which, in turn, is expected to decrease the amount of “Other Expenses” as a percentage of the Surviving Fund’s annual fund operating expenses. In addition, this difference is also attributable to the expected elimination of certain duplicate expenses in connection with the Reorganization.

6.	Comment: Please explain in your response letter your rationale for choosing the Monthly Income Fund as the accounting survivor to the Reorganization.

Response: When determining which fund in a mutual fund reorganization should be treated as the accounting survivor, Commission staff guidance, as set forth in the SEC staff no-action letter to North American Security Trust (pub. avail. August 5, 1994), indicates that funds should compare the attributes of each of the funds involved in the reorganization to determine which fund most closely resembles the surviving fund. The Commission staff has indicated that such a comparison should take into account the factors listed below, which are listed in order of their importance.
1.	Portfolio Management
The primary factor in determining the accounting survivor of a mutual fund reorganization is the portfolio management structure of the surviving fund. The portfolio manager(s) of the surviving fund are a good indicator of how the surviving fund will be managed in the future and which of its predecessors it will most likely resemble. In the present case, the surviving fund to the Reorganization will be managed by a portfolio manager who is the current portfolio manager of both the Monthly Income Fund and the Retirement Income Fund.

May 21, 2009

2.	Portfolio Composition
Another factor in determining the accounting survivor of a mutual fund reorganization is the portfolio composition of the surviving fund. A review of the surviving fund’s portfolio composition against the historical portfolio compositions of the predecessor funds is another strong indicator of how the surviving fund will be managed. The surviving fund to the Reorganization is expected to invest its assets in underlying funds in accordance with the Monthly Income Fund’s target asset allocation, which provides for greater discretion than the target asset allocation of the Retirement Income Fund. Further, the underlying funds included in the portfolio of the surviving fund to the Reorganization are expected to match the underlying funds currently included in the Monthly Income Fund’s portfolio.
3.	Investment Objectives, Policies and Restrictions
The similarity between the surviving fund’s investment objectives, policies and restrictions and those of the predecessor funds is another factor in determining the accounting survivor of a mutual fund reorganization. The surviving fund to the Reorganization is expected to operate under the existing investment objective, policies and restrictions of the Monthly Income Fund. For example, the surviving fund to the Reorganization is expected to invest its assets in accordance with the Monthly Income Fund’s target asset allocation strategy and will seek to provide the same targeted annual payout of income to its shareholders as that currently being provided by the Monthly Income Fund.
4.	Expense Structure and Expense Ratios
While less of a factor than the above, the expense structure, the overall expense ratio, including expense caps, and investment advisory fees are considerations when determining which predecessor fund most closely resembles the surviving fund of a mutual fund reorganization. The surviving fund to the Reorganization will have the same investment advisory fee as the Monthly Income Fund and Retirement Income Fund and the same expense cap limitation as is currently in place for the Monthly Income Fund. Each of the Monthly Income Fund and Retirement Income Fund is currently operating at a different annual operating expense ratio, before waivers. The annual operating expense ratio of the surviving fund to the Reorganization, before waivers, will most closely resemble that of the Retirement Income Fund. However, this is due primarily to the Retirement Income Fund having the larger current asset size, and not due to any structural differences between the expenses of the surviving fund to the Reorganization and the expenses of the Monthly Income Fund.
5.	Asset Size
The relative size of each predecessor fund should also be considered when determining which predecessor fund most closely resembles the surviving fund of a mutual fund reorganization. The asset size of the surviving fund to the Reorganization will most closely resemble that of the Retirement Income Fund because it is larger than the Monthly Income Fund.

May 21, 2009

Analysis of Factors
In light of the analysis above, factors two and three above, which are generally considered the most important, clearly support the designation of the Monthly Income Fund as the accounting survivor of the Reorganization. In addition, we also believe the first factor supports the designation of the Monthly Income Fund as the accounting survivor of the Reorganization in light of the fact that the portfolio manager of the surviving fund to the Reorganization is the same as the current portfolio manager of the Monthly Income Fund and the portfolio manager will be managing the surviving fund in accordance with investment objectives, policies and restrictions that more closely match the Monthly Income Fund than the Retirement Income Fund. With respect to the fourth factor, we believe the proposed expense structure of the surviving fund to the Reorganization supports (or, at the very least, is consistent with) the designation of the Monthly Income Fund as the accounting survivor of the Reorganization in light of the fact that the surviving fund to the Reorganization has the same investment advisory fee and expense cap limitation as that of the Monthly Income Fund. With respect to the fifth factor, both of the predecessor funds are relatively small (the Monthly Income Fund has approximately $10 million in assets and the Retirement Income Fund has approximately $51.7 million in assets), and we do not believe that this difference in asset size should outweigh the more important factors in the analysis, each of which supports the designation of the Monthly Income Fund as the accounting survivor of the Reorganization.
After careful review of the factors set forth above, the Trust has designated the Monthly Income Fund as the accounting survivor of the Reorganization because the Trust believes that the surviving fund of the Reorganization more closely resembles the Monthly Income Fund.
7.	Comment: In the section entitled “Principal Risk Factors,” with respect to “Structural Risk,” if the Monthly Income Fund’s monthly income payments include a return of capital, please change the phrase “income payments” to “periodic payments” to make clear that the Monthly Income Fund may distribute more than just income.

Response: As indicated in the Prospectus/Information Statement, the Monthly Income Fund does not expect to make distributions that will be treated as a return of capital. Accordingly, we have not made the requested change.

8.	Comment: Please include disclosure in the Prospectus/Information Statement informing shareholders that the amount of future monthly income payments an investor will receive from the Monthly Income Fund will be reduced by any investment losses experienced by the Fund and any return of capital distributions made by the Fund.

Response: In response to your comment, we have clarified the existing disclosure in the Prospectus/Information Statement to more clearly indicate that Monthly Income Fund investment losses may reduce the amount of future monthly income payments a shareholder may receive

May 21, 2009

from the Fund. For the reasons outlined in our response to comment #7 above, we did not address your return of capital hypothetical situation in the Prospectus/Information Statement.
9.	Comment: In the section entitled “Principal Risk Factors,” with respect to “Structural Risk,” change “throughout the year” to “for any period of time” in the last sentence in that section.

Response: In response to your comment, we have revised the last sentence in the “Structural Risk” section to remove the reference to “throughout the year”.

10.	Comment: In the section entitled “Comparison of the Funds,” with regards to the Monthly Income Fund’s “anticipated annual payouts,” please explain whether the 3% anticipated annual payout is the minimum annual payout established by the Fund. If the 3% is not an established minimum, please explain that the actual annual payout may be less than 3%.

Response: The Monthly Income Fund has not established 3% as the minimum annual payout percentage for the Fund. In response to your comment, we have clarified the existing disclosure in, and added new disclosure to, the Prospectus/Information Statement to more clearly indicate that: (a) there is no guarantee that the Monthly Income Fund will meet its annual payout goal; (b) the actual amount of the Monthly Income Fund’s annual payout will be affected by a number of factors; (c) amounts distributed to shareholders are not fixed and may not be the same each month; and (d) there is no guarantee that the Monthly Income Fund will make monthly income payments to its shareholders.

11.	Comment: In the Pro Forma Statement of Assets and Liabilities, please include a footnote to the “Shares Outstanding” row of the “Pro Forma Adjustments” column describing the adjustment.

Response: We have revised the disclosure consistent with your request.

12.	Comment: Please revise the Pro Forma Statement of Operations to reflect the operations of the Retirement Income Fund for the period from March 28, 2008 to December 31, 2008, which is the Monthly Income Fund’s period of operations. Please indicate, either in a separate column or by footnote, that the Retirement Income Fund’s information has been adjusted to reflect the operations of the Retirement Income Fund for the period from March 28, 2008 to December 31, 2008.

Response: We have revised the disclosure consistent with your request.

13.	Comment: In Note 6 of the Notes to the Pro Forma Financial Statements, please disclose whether the expense limitation agreement permits previously waived fees and reimbursed expenses to be subsequently recouped by the Adviser or Schwab.

Response: Previously waived fees and reimbursed expenses are not permitted to be subsequently recouped by the Adviser or Schwab.
I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC

May 21, 2009

staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Very truly yours,

/s/ Sofia A. Rosala
Sofia A. Rosala